ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period
1 May to 20 June 2013

DATE	DETAIL

18 June 2013	Directors Share Interests- Deferred Share Plan

14 June 2013	Approval of downstate New York rate settlement

13 June 2013	Exercise of Options- National Grid Share Matching Plan (S Holliday)

11 June 2013	Capital Group- Updated notification of interests (10.974%)

11 June 2013	Director’s Share Interests- purchase by Jonathan Dawson

10 June 2013	Directors Interests-Share Incentive Plan-monthly update

3 June 2013	Voting rights and capital (end May issued share capital confirmed)

30 May 2013	Director’s Share Interests- purchase by Chairman, Sir P Gershon

7 May 2013	Directors Interests-Share Incentive Plan-monthly update

1 May 2013	Voting rights and capital (end April issued share capital confirmed)

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

12 June:	Scrip Dividend for 2012/13 Final Dividend
10 June:	Publication of Annual Report and Accounts and Notice of AGM 2013
16 May:	Results for the year ended 31 March 2013